POWELL GOLDSTEIN LLP
                     191 PEACHTREE STREET, N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600
                               (404) 572-6999 FAX

                                                      Direct Dial:  404/572-6819
                                                         Email:  kkoops@pgfm.com


                                November 10, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:  Georgian Bancorporation, Inc.
     Revised Schedule 13E-3; file no. 5-80014
     Revised Schedule 14A; file no. 0-50717
     Filed October 22, 2004

Ladies and Gentlemen:

     On behalf of our client, Georgian Bancorporation, Inc. (the "Company"), we are responding to the comments received from your office by letter dated November 3, 2004 with respect to the above-referenced Schedule 13E-3 and
Schedule 14A. We have restated and responded to each of your comments below and have also revised both filings to update the Company's financial information from June 30 to September 30. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff's comments) refer to pages of the marked copy of Amendment No. 2 to the Schedule 13E-3 or Amendment No. 2 to the Schedule 14A, as applicable, which are being filed concurrently and reflect the Company's responses to your comments.

Schedule 14A
------------

Alternatives Considered, page 9
-------------------------------

1. We note your revisions in response to prior comment 8. On a supplemental basis, please provide support for your belief that "shareholders of banks do not typically receive the maximum value of their investment in a sale of an institution if it carries excess capital."

     Management believes excess capital represents assets that have not been adequately deployed to create earnings for the Company or improved return on equity for its shareholders. While some amount of capital in excess of minimum


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                                              Securities and Exchange Commission
                                                               November 10, 2004
                                                                          Page 3

regulatory requirements is necessary, we believe a significant excess makes it more likely that an acquirer would attribute less value to the target than it would if the target were more highly leveraged, given that it would essentially be purchasing assets representing a minimal incremental return on equity.

Background of the Reorganization, page 11
-----------------------------------------

2. Revise the third paragraph on page 12 to elaborate on the "various cash-out thresholds" that Mr. Ekern considered and the conclusions he made about their effects.

     We have revised the paragraph in question as requested. (Page 12)

Reasons for the Reorganization, page 12
---------------------------------------

3. Disclose in more detail how the company derived the $86,000 figure associated with management and staff time.

     We have revised the paragraph below the table on page 13 to clarify how these indirect costs were calculated.

Recommendation of the Board of Directors; Fairness of the Reorganization, page
------------------------------------------------------------------------------
22
--

4. Revise the first paragraph under this section and the fourth full paragraph on page 23 to have the board separately address whether or not the transaction is fair to unaffiliated shareholders who will retain their interest in the company from those who will not. See prior comment 17.

     We have revised the paragraphs in question as requested. (Pages 22 and 23)

Determinations by Interim and Other Filing Persons, page 28
-----------------------------------------------------------

5. For purposes of Item 8 of Schedule 13E-3 and 1014 of Regulation M-A, Interim and the Other Filing Persons must make their own fairness determinations and state whether or not the transaction is substantively and procedurally fair to unaffiliated shareholders, including both those who will receive cash and those who will retain their shares after the merger. For purposes of their fairness determinations, the filing persons may not simply reference the board's conclusion. However, the filing persons may specifically adopt the board's analyses and conclusions underlying its fairness determination to the extent they are relying on them. Please revise accordingly.


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                                              Securities and Exchange Commission
                                                               November 10, 2004
                                                                          Page 3

     We have revised this section to indicate the adoption of the board's analyses and conclusions by Interim and the other filing persons. (Page 28)

Opinion of Independent Financial Advisor, page 28
-------------------------------------------------

6. Revise the disclosure under "Market Approach" to briefly explain why the advisor considered the selected transactions to be sufficiently comparable given that none of them were going private transactions. See prior comment 29.

     We have expanded the disclosure in the second paragraph under "-Market Approach" as requested. (Page 32)

7. We note your revisions explaining why the advisor calculated fair value on a fully diluted basis. Please revise to add that the fair value on a per share basis would have been higher than the $15.00 per share that shareholders will receive in the merger if the advisor had not performed the analysis on a diluted basis.

     We have revised the second paragraph under" -Combined Value" as requested. (Page 33)

                                      * * *

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-6819. My fax number is 404-572-6999.

                              Very truly yours,


                              /s/ Katherine M. Koops

                              For POWELL GOLDSTEIN LLP

KMK/jtc
::ODMA\PCDOCS\ATL\817634\1

cc:  Gordon R. Teel, Georgian Bancorporation, Inc.
     David Harris, Southard Financial


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